

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

<u>Via Email</u>
Troy A. Covey
Principal Executive Officer
Frozen Food Gift Group, Inc.
8844 Hillcrest Road
Kansas City, MO 64138

>   **Re: Frozen Food Gift Group, Inc.**
>   **Form 8-K**
>   **Filed March 28, 2014**
>   **File No. 000-54597**

Dear Mr. Covey:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note that you have not treated the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status, as you have not provided the Form 10 information for APT Group, Inc., as required by Item 2.01(f) of Form 8-K. However, based on your Form 10-Q for fiscal quarter ended September 30, 2013, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of September 30, 2013, you had no assets other than cash and cash equivalents, and we note the disclosure on page 18 of such Form 10-Q that you have generated no revenues for the nine months ending September 30, 2013. Please provide us with your analysis as to why you did not treat the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K. Please note that if the transaction resulted in a change in shell company status, you may not rely on the 71 calendar day extension for providing such financial statements. See Item 9.01(c) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Staff Attorney, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Gary Blum, Esq.